SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                THE SANDS REGENT

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                                (Name of Issuer)

                     Common Stock, par value $.05 per share

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                         (Title of Class of Securities)

                                    800091100

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                                 (CUSIP Number)
                                                     with a  copy to:

Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500

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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                   May 9, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            800091100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
   Number of                              7) Sole Voting Power:              *
                                          --------------------------------------
   Shares Beneficially                    8) Shared Voting Power:            *
                                          --------------------------------------
   Owned by

   Each Reporting                         9) Sole Dispositive Power:         *
                                          --------------------------------------
   Person With:                          10) Shared Dispositive Power:       *
                                         ---------------------------------------
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:  248,900*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):    5.5%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA, IN

________________________________________________________________________________
*As of May 9, 2000, Cerberus Partners, L.P. ("Cerberus") was the holder of 62,800 shares ("Shares") of common stock of The Sands Regent (the "Company") and Cerberus International, Ltd. ("International") was the holder of 103,400 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus and International. In addition, as of such date, 82,700 Shares were owned by certain private investment funds (the "Funds") for which Stephen Feinberg possesses certain investment authority. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 248,900 Shares, or 5.5% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, there were 4,497,722 Shares outstanding as of February 11, 2000.

          As of May 9, 2000, Cerberus was the holder of 62,800 Shares and Cerberus International was the holder of 103,400 Shares. In addition, as of such date 82,700 Shares were owned by the Funds. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus and International and (ii) power to direct the disposition of Shares owned by the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 248,900 Shares, or 5.5% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          The only transactions in Shares, or securities convertible into Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the most recent filing on Schedule 13D by Mr. Feinberg were as follows (each of which was effected in an ordinary brokerage transaction):

                           I. Cerberus Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                     Quantity            Price

        May 9, 2000                  17,000             $1.72

                        II. Cerberus International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                     Quantity            Price

        May 9, 2000                  28,000             $1.72

                                 III. The Funds

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                     Quantity            Price

        May 9, 2000                  22,200             $1.72


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            May 14, 2000


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen  Feinberg,  in  his capacity
                                            as  the  manager  member of Cerberus
                                            Associates,     L.L.C.,  the general
                                            partner of Cerberus  Partners,  L.P.
                                            and  as  the investment  manager for
                                            each of Cerberus International, Ltd.
                                            and the Funds


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).